82-2292

FORM 51-901F

QUARTERLY REPORT

02 JUN 11 AM 11:45

Incorporated as part of: X Schedule A
X Schedules B & C

SUPPL

ISSUER DETAILS:

Name of Issuer	NDU Resources Ltd. ~~CASH MINERALS LTD.~~
Issuer Address	#1016 – 510 West Hastings Street, Vancouver, B.C., V6B 1L8
Issuer Telephone Number	604-688-2568
Contact Person	Robert Carne
Contact Position	President
Contact Telephone Number	604-688-2568
Contact Email Address	N/A
Web Site Address	N/A
For Quarter Ended	March 31, 2002
Date of Report (yy/mm/dd)	02/05/28

02034898

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

[signature]	02/05/30
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

dlw 6/17

C. R. C[signature]	02/05/30
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Jindra Casperson
C.G.A.*

NOTICE TO READER

We have compiled the balance sheet of Cash Minerals Ltd. as at March 31, 2002, the statement of operations and deficit, the statement of cash flows, and the schedule of deferred exploration and development costs for the three month period then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

Jones Richards & Company

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
May 28, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

CASH MINERALS LTD.
BALANCE SHEET
MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited figures for December 31, 2001)

	March 31, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash	$ 134,683	$ 163,307
Goods and services tax recoverable	1,979	2,941
Mineral exploration tax credit recoverable	41,678	36,692
	178,340	202,940
Mineral Properties, including deferred costs (Note 2)	3,578,991	3,561,047
	$ 3,757,331	$ 3,763,987
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 2,536	$ 4,274
Due to related parties	11,392	10,284
	13,928	14,558
SHAREHOLDERS' EQUITY		
Share Capital	7,411,397	7,411,397
Deficit	(3,667,994)	(3,661,968)
	3,743,403	3,749,429
	$ 3,757,331	$ 3,763,987

Approved on Behalf of the Board:

Director

C. R. G.

Director

The accompanying notes are an integral part of these financial statements.

CASH MINERALS LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended March 31, 2001)

	2002	2001
		(Note 5)
ADMINISTRATION COSTS:		
Accounting and audit (recovery)	$ (858)	$ 978
Filing fees	2,050	1,759
Legal fees	110	238
Office and administration	56	22
Rent	3,000	3,000
Transfer agent	565	1,494
Travel and promotion	1,598	2,217
	6,521	9,708
Interest income	(495)	(589)
NET LOSS FOR THE PERIOD	6,026	9,119
DEFICIT AT BEGINNING OF PERIOD	3,661,968	3,147,853
DEFICIT AT END OF PERIOD	$ 3,667,994	$ 3,156,972
Loss per share	$ (0.001)	$ (0.002)

The accompanying notes are an integral part of these financial statements.

CASH MINERALS LTD.
STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended March 31, 2001)

	2002	2001
		(Note 5)
OPERATING ACTIVITIES:		
Net loss of the period	$ (6,026)	$ (9,119)
Changes in non-cash working capital items:		
Goods and services tax recoverable	962	(886)
Accounts payable and accrued liabilities	(1,738)	1,549
Due to related parties	1,108	-
	(5,694)	(8,456)
FINANCING ACTIVITIES:	-	-
INVESTING ACTIVITIES:		
Acquisition costs of mineral properties	-	(1,594)
Deferred exploration and development costs, net of mineral exploration tax credit	(22,930)	(13,914)
	(22,930)	(15,508)
DECREASE IN CASH	(28,624)	(23,964)
CASH AT BEGINNING OF PERIOD	163,307	43,238
CASH AT END OF PERIOD	$ 134,683	$ 19,274

CASH MINERALS LTD.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended March 31, 2001)

	2002						
	Piglet Claims (Hyland Gold)	Uno, Mucho and Grande Claims	Division Mountain Coal Property	Jade Claims	Baltic Claims	Vector Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:							
Accommodations and meals	$ 69	$ -	$ -	$ 263	$ -	$ -	$ 332
Drafting	793	-	-	120	65	-	978
Field office	114	-	-	747	457	-	1,318
Labour	4,683	-	-	8,626	4,967	-	18,276
Recording fees	935	-	-	-	-	-	935
Supplies	7	-	-	502	500	-	1,009
Travel and freight	17	-	-	18	13	-	48
Truck	34	-	-	-	-	-	34
	6,652	-	-	10,276	6,002	-	22,930
Mineral exploration tax credit	(1,429)	-	-	(2,245)	(1,312)	0	(4,986)
TOTAL COSTS INCURRED DURING THE PERIOD	5,223	-	-	8,031	4,690	-	17,944
BALANCE, BEGINNING OF PERIOD	166,021	-	3,525,358	95,438	11,460	3,414	3,801,691
BALANCE, END OF PERIOD	$171,244	$ -	$ 3,525,358	$ 103,469	$ 16,150	$ 3,414	$ 3,819,635

The accompanying notes are an integral part of these financial statements.

CASH MINERALS LTD.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the three months ended March 31, 2001)

2001
(Note 5)

	Piglet Claims (Hyland Gold)	Uno, Mucho and Grande Claims	Division Mountain Coal Property	Jade Claims	Baltic Claims	Vector Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:							
Accommodations and meals	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Drafting	2	-	-	139	19	3	163
Field office	16	-	-	2,335	326	54	2,731
Labour	160	-	-	5,750	802	134	6,846
Recording fees	-	1,240	1,939	-	-	-	3,179
Supplies	-	-	-	832	116	19	967
Travel and freight	-	-	-	24	3	1	28
Truck	-	-	-	-	-	-	-
	178	1,240	1,939	9,080	1,266	211	13,914
Mineral exploration tax credit	(39)	-	-	(1,197)	(167)	(28)	(1,431)
TOTAL COSTS INCURRED DURING THE PERIOD	139	1,240	1,939	7,883	1,099	183	12,483
BALANCE, BEGINNING OF PERIOD	153,113	458,270	3,523,419	-	-	-	4,134,802
BALANCE, END OF PERIOD	$153,252	$459,510	$3,525,358	$ 7,883	$ 1,099	$ 183	$4,147,285

The accompanying notes are an integral part of these financial statements.

CASH MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2002

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Cash Minerals Ltd. (the "Company") is in the process of exploring its mineral properties located in Canada. The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended December 31, 2001, except that they do not include all note disclosures required for annual financial statements. It is suggested that the interim financial statements be read in conjunction with the annual financial statements.

2. MINERAL PROPERTIES

	March 31, 2002			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
Piglet Claims (Hyland Gold)	$ 99,770	$ 171,244	$ -	$ 271,014
Loon Claims	1	-	-	1
Ruby Range (Killer Gold) Project	1	-	-	1
Uno, Mucho and Grande Claims	1	-	-	1
Division Mountain Coal Property	(345,097)	3,525,358	-	3,180,261
Jade Claims	2,194	103,469	-	105,663
Baltic Claims	960	16,150	-	17,110
Vector Claims	1,526	3,414	-	4,940
	$ (240,644)	$ 3,819,635	$ -	$ 3,578,991

	December 31, 2001			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
Piglet Claims (Hyland Gold)	$ 99,770	$ 166,021	$ -	$ 265,791
Loon Claims	1	-	-	1
Quest Claims	1	-	(1)	-
Ruby Range (Killer Gold) Project	1	-	-	1
Uno, Mucho and Grande Claims	(7,691)	459,530	(451,838)	1
Division Mountain Coal Property	(345,097)	3,525,358	-	3,180,261
Jade Claims	2,194	95,438	-	97,632
Baltic Claims	960	11,460	-	12,420
Vector Claims	1,526	3,414	-	4,940
	$ (248,335)	$ 4,261,221	$ (451,839)	$ 3,561,047

3. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

Exploration and development costs totalling $20,342 (2001 - $10,695) and rent totalling $3,000 (2001 - $3,000) have been incurred with a geological consulting firm related to the Company by some common Directors.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

4. JOINT VENTURE OPERATIONS

The financial statements include the Company's proportionate interest in the Hyland Gold Joint Venture as follows:

	March 31, 2002	December 31, 2001
Cash	$ 905	$ 5,699
Mineral Properties, including deferred costs	42,999	36,354
	$ 43,904	$ 42,053
Due to related parties	$ 885	$ 1,839
Retained earnings	249	256
	$ 1,134	$ 2,095
Net investment in joint ventures	$ 42,770	$ 39,958
Net Loss (Income) For the Period/Year	$ (7)	$ 109
Cash flows from operating activities	$ (961)	$ 1,948
Cash flows from financing activities	$ 2,812	$ 20,796
Cash flows from investing activities	$ (6645)	$ (17,207)

5. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.

CASH MINERALS LTD.
MARCH 31, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COST:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Note 3 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the Company was $23,342.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED MARCH 31, 2002:

NIL.

B. OPTIONS GRANTED DURING PERIOD ENDED MARCH 31, 2002:

NIL.

Section 4

A. **AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2002:**

Authorized share capital
- 100,000,000 common shares without par value.
- 100,000,000 Class A preferred shares having a par value of $1.00 per share

A total of 5,648,171 shares have been issued for a total of $7,411,397.

CASH MINERALS LTD.
MARCH 31, 2002

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT MARCH 31, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	1,000	$2.10	July 3, 2002
Options	648,000	$0.10	September 13, 2006
Warrants	1,000,000	$0.20	July 12, 2003
Warrants	400,000	$0.20	August 27, 2003

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MARCH 31, 2002:

Common shares in escrow – NIL

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT MAY 13, 2002:

Robert C. Carne	President/Director
Alan R. Archer	Chief Financial Officer/Director
Earl D. Dodson	Director
W. Douglas Eaton	Director
G. James Killam	Director
Glenn R. Yeadon	Secretary

CASH MINERALS LTD.
MARCH 31, 2002

Description of Business

The Company is in the business of exploring for minerals. Its main asset is the Division Mountain Coal Project in southern Yukon but it also has interests in claims hosting gold, barite, silver and base metal prospects.

Discussion of Operations

No field work was performed during the first quarter of 2002.

Deferred exploration and development costs totalling $22,930 were made. These expenditures were for report preparation and assessment filing related to field work done in 2001 on the wholly owned Jade and Baltic properties and the Hyland Gold property, in which the Company holds a 55% interest through Hyland Gold Joint Venture.

Management reviewed all claim holdings and decided to allow its interest in 214 non-core mineral claims to expire, including all 9 Amino claims, (Quest property), all 12 Uno claims, 46 of 88 Mucho claims and 147 of 373 Hyland Gold Joint Venture claims.

Related Party Transactions

In the first quarter, $23,342 in exploration and development costs and office services were contracted to Archer, Cathro & Associates (1981) Limited, a geological consulting firm with offices in Vancouver and Whitehorse. Some work was done, but not yet billed, by a Vancouver based personal law corporation controlled by Glenn Yeadon who is an officer of the Company. Three of the five directors of Archer, Cathro (A.R. Archer, R.C. Carne and W.D. Eaton) are also directors of the Company. Archer, Cathro provides exploration services to the Company at industry standard rates. It also allows the Company to use its Whitehorse office free of charge and gives the Company access to proprietary exploration data it has assembled over the past 35 years. The areas for which data is accessible are subject to annual review based largely upon the Company's level of exploration activity and the commodities sought. There are no conditions or contracts between the Company and Glenn Yeadon or his firm.

Subsequent Events

A series of discussion have been held with a major gold mining company regarding a possible option of the Hyland Gold property. The major company is conducting a systematic re-evaluation of previous exploration data and a property examination is scheduled for early June.

CASH MINERALS LTD.
MARCH 31, 2002

The Hyland Gold property is an advanced exploration prospect located within the Tintina Gold Belt. It lies some 70 km northeast of Watson Lake and is accessible by float plane or a winter road. The property hosts extensive gold-arsenic-bismuth soil geochemical anomalies, one of which is centred on a 700 by 200 m area of jasperoid altered limestone developed along a strong fracture zone coinciding with an anticlinal axis. Bulldozer trenches across the trend of the zone returned consistently elevated gold values with the best exposure averaging 2.3 g/t over 95 m.

Rotary percussion drill holes also produced significant results, including intersections of 3.0 g/t over 16.7 m and 1.1 g/t over 142 m.

The Company was contacted by a small, Yukon based barite producer concerning the Jade and Baltic properties. Samples of barite from Baltic were sent to the producer for testing. No results from the tests have been reported to the Company but more talks are scheduled. Barite is commonly used as a drill mud additive by the oil and gas industry. Yukon based barite producers sell their product to companies drilling in northern British Columbia, southwestern Northwest Territories, the Mackenzie Delta and Alaska.

A former executive with a major Alberta based coal producer is making enquiries on the Company's behalf concerning a possible optionee or purchaser of the Division Mountain coal property. If an agreement is successfully concluded as a result of his efforts, a finder's fee will be payable.

Management and the Board of Directors are currently reviewing exploration options for 2002. Plans will be announced once this review is complete.

The Company's annual general meeting is scheduled for June 24, 2002.

Financing and Options

No financings have been undertaken nor options granted during 2002.

Liquidity and Solvency

Interest in junior resource companies appears to be rising but shareholder liquidity is still very limited. The Company is solvent at this time and has sufficient funds on hand to finance expected 2002 exploration. If a major property acquisition is made, additional funding will likely be required. In the longer term, there is no cash flow and the Company will have to sell additional shares to provide ongoing working capital and exploration funding.

CASH MINERALS LTD.
MARCH 31, 2002

Outlook

While Management is optimistic that demand for thermal coal will rise over time, at present there is no local demand and little interest in export potential. The coal assets have not been written down because they represent an established resource, the value of which is difficult to estimate at this point in the economic cycle.

Ongoing studies concerning one or more natural gas pipelines from Alaska or the Mackenzie Delta to the continental United States suggest that a large number of gas wells could be drilled somewhere in the north in the next few years. The Company's barite prospects are located near the Dempster Highway in northern Yukon which gives them a significant transportation advantage over potential competitors. Transportation costs are a major factor in marketing of barite for use as a drill mud additive.

Recent firming in the price of gold as a result of heightened world tension will probably be positive for gold projects in general and could focus renewed attention on the Hyland Gold property.

Forward Looking Statements

The foregoing discussion contains forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate because of exploration uncertainties or other risk factors beyond its control. Actual results may differ materially from expected results and the Company's policies and plans may have to be altered in response to unforeseeable events.

May 28, 2002